FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 21, 2004

Cableuropa, S.A.U.

(Translation of registrant’s name into English)

Edificio Belagua, calle Basauri 7

Urbanización La Florida

28023 Aravaca

Madrid, Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ONO SIGNS AGREEMENT FOR

€1,250 MILLION SENIOR SECURED CREDIT FACILITIES

• Refinances Cableuropa’s €750 million and Retecal’s €150 million existing facilities

• Extends debt maturities and allows for reduced financing costs

Madrid, 21 December 2004. - ONO, one of Spain’s leading broadband service providers, today announced that it has signed a term sheet with 18 banks for a new €1,250 million senior secured credit facility which will, when documented, refinance the outstanding facilities of Cableuropa and Retecal.

The €1,250 million senior secured credit facilities have been fully committed by a club of banks formed by: ABN AMRO, Ahorro Corporación Financiera, Bank of Scotland, BNP Paribas, Caixa Catalunya, CALYON, Deutsche Bank, Fortis Bank, Instituto de Crédito Oficial (ICO), La Caixa, Royal Bank of Scotland, SabadellAtlántico, Banco Santander Central Hispano, Société Générale and WestLB as Mandated Lead Arrangers; and Banesto, BBVA and Rabobank as Arrangers.

The eight year financing consists of €1,200 million of senior secured credit facilities in three separate tranches and a €50 million senior secured bank guarantees tranche. The facilities, which have final maturity dates of 30 June and 31 December 2012, will pay an initial margin of between 250 and 275 basis points over EURIBOR.

These new senior secured credit facilities will refinance and replace the existing €750 million senior credit facilities of Cableuropa and the €150 million senior credit facilities of Retecal and will allow, on the dates and under the conditions set forth in the indentures thereunder, the refinancing of ONO bond debt. The facilities will contain standard covenants for this type of transaction.

ONO expects that the senior secured credit facilities will be documented and closed in January 2005.

About ONO:

ONO is one of the leading broadband services providers in Spain. It offers direct access telephony, pay television and internet access services to the residential market where it has a potential market of over seven million homes. In the business market, ONO offers advanced voice, data and value added services across its own high capacity local access and national backbone networks. ONO’s principal shareholders are Bank of America, Caisse de dépôt et placement du Quebec, General Electric, Grupo Ferrovial, Grupo Multitel, Santander Central Hispano, Sodinteleco and VAL Telecomunicaciones.

For further information, please contact:

Jonathan Cumming (Chief Financial Officer). (+ 34) 91 180 9444 - jonathan.cumming@ono.es

Hiedra Fuentes (Grupo Albion). (+ 34) 91 531 2388 - hfuentes@grupoalbion.net

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cableuropa, S.A.U.

By:	/s/ Richard Alden
Name: Richard Alden
Title: Chief Executive Officer

21 December 2004